EXHIBIT 99.1

GOLD STANDARD TO BEGIN DRILLING NEXT MONTH ON PINION OXIDE GOLD DEPOSIT IN NEVADA’S CARLIN TREND

Up To 15 RC and Core Holes to Be Completed By the End of June, 2014

April 29,  2014 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT: GSV) (“Gold Standard” or the “Company”) (www.goldstandardv.com) announced today that Gold Standard and APEX Geoscience Ltd. of Edmonton are together advancing an up-to-date geological model for Gold Standard’s 100%-owned Pinion Gold Project. The model is based on an intensive re-logging of existing core and reverse circulation drill holes using GSV’s knowledge of the controls on gold distribution in the Railroad District developed over the past several years.

The model now emerging represents a new interpretation of Pinion’s geology compared to historical concepts. The new model recognizes the project’s extensive collapse breccia as the primary host to mineralization and incorporates local intrusive rocks and several stratigraphic marker units as important factors in mineral deposition.  These newly-recognized features are providing a better understanding of the fault orientations and off-sets which are an important control on gold mineralization.

Nearly a quarter of the 385 holes drilled into the Pinion deposit by previous operators have been re-logged with the program now focusing on selected cross-sections. Beginning in May, up to 15 reverse circulation and core holes will be drilled to confirm and upgrade the project’s historical resource to the standards of an NI 43-101-compliant estimate.  The gold system at Pinion remains open in all directions; results from the compliant resource estimate will help define mineral controls, allowing GSV to better test for the current limits of the gold system.

Commenting on the process, GSV President and CEO Jonathan Awde noted that “the first pass model has come together well thanks in large part to our accumulated knowledge of the Railroad District. We are seeing good continuity of mineralization as well as a coherent pattern of alteration types and structural features controlling the gold. We believe this model will support reliable resource estimation and that it will prove to be predictive in terms of identifying prospective areas with open-ended mineralization as well as new target zones.”

Following upon the recommendations made by APEX in its NI 43-101 technical report of March 31, 2014, historical drill hole collars are being re-surveyed, additional density measurements are being made on existing drill core and further metallurgical tests are being designed—all work required for a resource estimate. The first phase of drilling has been planned to confirm historical results, test the predictability of the new geological model and collect material for density and metallurgical testing. Drilling is expected to commence shortly and will be completed before the end of June.

Gold Standard’s extensive Railroad Project on the southeast end of the Carlin Gold Trend represents the largest land position within the fourth and most southern structural window found on the 75 kilometer long Trend.  Newmont’s Emigrant Project and its past producing Rain Deposit are in the Rain Window (Dome), immediately adjacent to the north of Railroad.

Following the addition of the Pinion Project, the Company now controls all of the significant undeveloped Carlin targets within this fourth structural window.  The four structural windows are critical features along the Trend, characterized by intrusion-related doming which has exposed the host Paleozoic rock units and the gold deposits they host.  The three structural windows northwest of Railroad are associated with multiple gold deposits; the occurrences found to date around this southernmost uplift have characteristics similar to the gold deposits to the north.

The Pinion Deposit was discovered in two parts; the portion in section 22 controlled by unpatented mining claims and BLM surface management was initially drilled by Amoco Minerals Company in 1981, followed by Freeport in 1983, and Teck in 1986. The portion in section 27, controlled by private fee minerals and surface ownership and known as the South Bullion Deposit, was found by Newmont in 1987. Subsequently, the mineral and surface rights covering the Pinion Deposit have remained dispersed among various mining companies and ranching families, making coherent exploration and development impossible until the consolidation finally accomplished in March, 2014 by Gold Standard (see news release of March 5, 2014).

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration focused on district scale discoveries in Nevada. The Company’s flagship project, the Railroad-Pinion Gold Project, is located within the prolific Carlin Trend. The recent Pinion gold deposit acquisition offers GSV a potential near-term development option and further consolidates the Company’s premier land package in the Carlin Trend. Gold Standard plans on announcing initial NI 43-101 resource estimates for both its near surface, oxide-gold Pinion deposit and its classic Carlin-style North Bullion gold deposit in 2014.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements other than statements of historical fact that are included herein, including, without limitation, statements about a prospective drill program, the efficacy of geologic models and the potential for an NI 43-101-compliant resource estimation are forward-looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:      604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com